UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2026

Commission File Number: 001-43391

SK hynix Inc.

(Translation of registrant’s name into English)

2091, Gyeongchung-daero

Bubal-eup, Icheon-si

Gyeonggi-do 17336, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

New Facility Investment

On July 22, 2026, in order to secure a production base in Cheongju, Korea in response to global demand for artificial intelligence (“AI”) memory semiconductors, the board of directors of SK hynix Inc. (the “Company”) approved an increase in the investment amount for the construction of the Company’s advanced packaging plant called “P&T7” in Cheongju, Korea (the “Investment”). Details of the Investment are as follows:

1. Type of Investment		New facility investment
- Investment Target		Construction of P&T7 in Cheongju, Korea
2. Details of Investment	Investment Amount (Won)	7,093,100,000,000
	The Company’s Total Equity (Won)	120,666,750,890,698
	Ratio of Investment Amount to the Company’s Total Equity as of December 31, 2025 (%)	5.88
	Large-scale Corporation	Applicable
3. Purpose of Investment		Securing a production base in Cheongju, Korea in response to global demand for AI memory semiconductors
4. Investment Period	Start Date	November 26, 2025
	End Date	December 31, 2032
5. Date of Resolution by the Board of Directors (Determination Date)		July 22, 2026
- Attendance of Independent Directors		Present: 6; Absent: 0
6. Other Important Matters Relating to Investment Decision

-   The Investment relates to the construction of P&T7. At the 8th Board of Directors Meeting of 2026 held on July 22, 2026, the board of directors of the Company resolved to increase the amount to be invested with respect to the Investment in order to accommodate increased production needs and in connection with the acceleration of the opening schedule of the cleanroom.

-   The “Company’s Total Equity (Won)” set forth in Item 2 above is based on the consolidated financial statements as of the end of the most recent fiscal year.

-   The “Investment Amount (Won)” set forth in Item 2 above may be subject to change depending on the progress of the Investment and changes in the business environment.

-   The “Start Date” set forth in Item 4 above is the commencement date of the Company’s investment in P&T7, and the “End Date” is a projected date that remains subject to change in the course of the implementation of the Investment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK hynix Inc.
(Registrant)

By:	/s/ Seonghwan Park
(Signature)
Name: Seonghwan Park
Title: Head of Investor Relations

Date: July 22, 2026